June 30, 2023

Blaise Rhodes/Lyn Shenk

Nicholas Nalbantian/ Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	VS MEDIA Holdings Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 7, 2023
CIK No. 0001951294

Dear Sir/Madam,

On behalf of our client, VS MEDIA Holdings Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 1, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted February 7, 2023

Cover Page

1. We note your response to comment 2 and reissue in part. We note your additional cover page disclosure adding a cross-reference to your disclosure on pages 130 and 193. In addition to the added cross-references, please include disclosure highlighting the risks and consequences of complying with Hong Kong laws and regulations, including the enforcement of civil liabilities.

Response:

Responsive to the Staff’s comments, we have added disclosures on the cover page highlighting the risks and challenges of complying with Hong Kong laws and regulations including the enforcement of civil liabilities with a cross-reference to a more detailed discussion of the same in the Revised Registration Statement.

Significant Risks, page 16

2. We note your response to comment 8 and reissue. In your response letter you state that the summary risk factor section has been amended to fit on two pages. However, in the amended registration statement we note that the summary risk factor section starts on page 16 and ends on page 21. Please clarify the discrepancy between your response letter and the registration statement.

Response:

We have further amended to summary of risk factor sections to fit two pages.

Our Clients, page 124

3. We note your response to comment 18 and reissue in part. For the 6 long-term contracts with services committed for more than one year, please provide a range for the length of these contracts, or confirm that all your long-term contracts are one year with a yearly renewal clause.

Response:

The length of these six long-term contracts is from one to three years. Of these six contracts, four are committed for one year, one is for fourteen months with a yearly renewal clause and one is for three years.

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 17 - Related Party Transactions, page F-50

4. We note that you signed an agreement to sell Shuobing (Shanghai) Culture Communication Co., Ltd., a related party, in 2022. Please tell us why the sales price of $5,349,399 was receivable at December 31, 2021 (page F-25) if the agreement to sell Shuobing was signed on July 31, 2022, a subsequent date. In addition, please explain why the total due before any allowance was $5,453,399, and the relation, if any, to the December 31, 2020 related party balance of $5,522,928.

Response:

The disposal of the subsidiaries, including Shuobing (Shanghai) Culture Communication Co., Ltd., Zhuhai Hengqin Ziniu Media Co., Ltd., Hangzhou Xingweilai e-commerce Co., Ltd. and Shenzhen Shuobing e-commerce Co., Ltd. (collectively, the “Disposal Subsidiaries”) occurred on July 31, 2022. The proceeds arising from the disposal of subsidiaries are recognized as other receivables on July 31, 2022. The outstanding balance of the other receivables is $3,261,038 and are included in Deposit, prepayment and other receivables in the balance sheet as of December 31, 2022, details please refer to Note 5. The carrying assets and liabilities of the Disposal Subsidiaries are reclassified as discontinued operations as of December 31, 2021. We have revised the financial statements and the corresponding disclosures.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW